SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.  20549

                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                  (Amendment No. 8)

                         THE HALLWOOD GROUP INCORPORATED
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                                 (Name of Issuer)

                                  COMMON STOCK
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                          (Title of Class of Securities)

                                  406364 307
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                                  (CUSIP Number)

                                Cathleen M. Osborn
                        Vice President and General Counsel
                            Hallwood Energy Corporation
         4582 S. Ulster Street Parkway, Suite 1700, Denver, Colorado 80237
                                  (303) 850-7373
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        (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)

                                   July 17, 1995
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              (Date of Event which Requires Filing of this Statement)

             If  the  filing  person  has  previously  filed  a  statement on
             Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

             Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)








                                 Page 1 of 5 Pages


        CUSIP NO.  406364 307
        ___________________________________________________________________
             1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
                     Hallwood Energy Corporation
                     I.R.S. Identification No. 75-1319083
        ___________________________________________________________________
             2) Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)  [ ]
                  (b)  [ ]
        ___________________________________________________________________
             (3)  SEC Use Only
        ___________________________________________________________________
             (4)  Source of Funds (See Instructions)        WC
        ___________________________________________________________________
             (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
        ___________________________________________________________________
             (6)  Citizenship or Place of Organization      Texas
        ___________________________________________________________________
        Number of      (7)  Sole Voting Power           258,809 Shares
        Shares Bene-   ____________________________________________________
        ficially       (8)  Shared Voting Power                   0
        Owned by       ____________________________________________________
        Each Report-   (9)  Sole Dispositive Power      258,809 Shares
        ing Person     ____________________________________________________
          With         (10)  Shared Dispositive Power             0
        ___________________________________________________________________
             (11) Aggregate  Amount  Beneficially  Owned  by  Each  Reporting
                  Person             258,809 Shares
        ___________________________________________________________________
             (12) Check if  the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)  [ ]
        ___________________________________________________________________
             (13) Percent of Class Represented by Amount in Row (11)  16.2%
        ___________________________________________________________________
             (14) Type of Reporting Person (See Instructions)   CO
        ___________________________________________________________________


        Item 3.  Source and Amount of Funds or Other Consideration
        ----------------------------------------------------------

             As of July 17, 1995, HEC holds 258,809 Shares in its own name.

             Since February 1992, HEC has owned 224,000 Shares (as adjusted for a 4 for 1 reverse split). HEC purchased an additional 34,809 Shares on and after April 21, 1995. The source of all funds for all purchases was HEC's working capital.


        Item 5.  Interest in Securities of the Issuer.
        ---------------------------------------------

             HEC directly owns 258,809 Shares, or 16.2% of the outstanding Shares; HEC has sole power to vote and dispose of the 258,809 Shares. The directors of HEC listed in response to Item 2 in the original filing and Amendment No. 1 may be deemed to share beneficial ownership of the Shares. Alpha Trust beneficially owns 297,167 Shares of HGI (18.6%) and Epsilon Trust beneficially owns 198,112 Shares of HGI (12.4%). Mr. Gumbiner has the power to designate and replace the trustees of Alpha Trust, and Mr. Troup has the power to designate and replace the trustees of Epsilon Trust.

             No transactions in the Shares, other than as described below, have been reported by HEC or any of the entities or the executive officers or directors listed in response to Item 2, during the past 60 days. During the past 60 days, HEC purchased 32,804 Shares in the open market as follows (all amounts and prices have been adjusted for the reverse split):


                       Trade           Number of         Price
                       Date              Shares        Per Share
                       -----          -----------       ---------
                      5/19/95                  226           12
                      5/22/95                   89           12
                      5/25/95                   39           12
                      5/30/95                   25           12
                      5/31/95                  550           12
                      6/01/95                   25           12
                      6/02/95                  550           12
                      6/02/95                3,750           12.5
                      6/05/95                  650           12
                      6/06/95                  225           12
                      6/06/95                5,000           12.5
                      6/12/95                  525           12
                      6/13/95                  175           12
                      6/14/95                3,750           12
                      6/15/95                  525           11.5
                      6/16/95                  525           11.5
                      6/20/95                  650           11.5
                      6/21/95                  150           11.5
                      6/22/95                4,700           12
                      6/23/95                  675           12
                      6/27/95                  625           11.5
                      6/28/95                  475           11.5
                      7/23/95                  200           10.5
                      7/05/95                6,000           10.5
                      7/06/95                  700           10.25
                      7/07/95                  300           10.125
                      7/10/95                  400           10.125
                      7/11/95                  400           10
                      7/13/95                  400           10
                      7/20/95                  500           10.5

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Hallwood Energy Corporation


                                      By: Cathleen M. Osborn
                                          --------------------------
                                          Cathleen M. Osborn
                                          Vice President


        Dated: July 21, 1995